Ms. Emily Drazan

Legal Counsel

United States Securities & Exchange Commission

Dear Emily Drazan;

Please withdraw SEC Form 1-A for Accelera Innovations Fund I, LLC (SEC File Number 024-10493 / Filing Number: 151203349).

Thank you,

Thank you,

Mr. Geoff Thomspn

Accelera Innovations Fund I, Inc.

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